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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ATLANTIC DATA SERVICES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

048523104

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 048523104

1.	Name of Reporting Person: Robert W. Howe		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,005,470

		6.	Shared Voting Power: 147,330

		7.	Sole Dispositive Power: 2,005,470

		8.	Shared Dispositive Power: 147,330

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,152,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 16.45%

12.	Type of Reporting Person (See Instructions): IN

13G
CUSIP No. 048523104

1.	Name of Reporting Person: William H. Gallagher		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,003,940

		6.	Shared Voting Power: 223,860

		7.	Sole Dispositive Power: 2,003,940

		8.	Shared Dispositive Power: 223,860

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,227,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 17.02%

12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 048523104	13G	Page 4 of 7

Item 1.
	(a)	Name of Issuer:
Atlantic Data Services, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
One Batterymarch Park Quincy, Massachusetts 02169

Item 2.
	(a)	Name of Person Filing:
Robert W. Howe (“Howe”) and William H. Gallagher (“Gallagher”). The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”
	(b)	Address of Principal Business Office or, if none, Residence:
The address of the business office of Howe and Gallagher is One Batterymarch Park, Quincy, Massachusetts 02169.
	(c)	Citizenship:
Each of the Reporting Persons is a United States citizen.
	(d)	Title of Class of Securities:
Common Stock, $.01 par value per share (“Common Stock”)
	(e)	CUSIP Number:
048523104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 048523104	13G	Page 5 of 7

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
None.

Item 4.	Ownership.
	(a)	Amount beneficially owned:
Howe is the record owner of 1,830,793 shares of the Issuer's Common Stock as of December 31, 2002 (the “Howe Shares”). Howe is also the beneficial owner of an additional 174,677 shares (the “Howe GRAT Shares”) held of record by the Robert W. Howe 2001 Grantor Retained Annuity Trust, of which Howe is the Trustee. In addition, Howe has shared voting and dispositive power with his spouse as the general partners of the Howe Family Limited Partnership, which is the record owner of 147,330 shares (the “Howe Limited Partnership Shares”). Howe is deemed to own beneficially the Howe Limited Partnership Shares, the Howe GRAT Shares and the Howe Shares for a total of 2,152,800 shares.
Howe disclaims beneficial ownership of such shares of Common Stock except for the shares he holds of record.
Gallagher is the record owner of 1,787,659 shares of the Issuer's Common Stock as of December 31, 2001 (the “Gallagher Shares”). Gallagher is also the beneficial owner of an additional 216,281 shares (the “Gallagher GRAT Shares”) held of record by the William H. Gallagher 2001 Grantor Retained Annuity Trust, of which Gallagher is the Trustee. In addition, Gallagher has shared voting and dispositive power with his spouse as the general partners of the Gallagher Family Limited Partnership, which is the record owner of 223,860 shares (the “Gallagher Limited Partnership Shares”). Gallagher is deemed to own beneficially the Gallagher Limited Partnership Shares, the Gallagher GRAT Shares and the Gallagher Shares for a total of 2,227,800 shares.
Gallagher disclaims beneficial ownership of such shares of Common Stock except for the shares he holds of record.
	(b)	Percent of class:
Howe - 16.45%; Gallagher - 17.02%. The foregoing percentages are calculated based on the 13,088,245 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Atlantic Data Services, Inc. for the Quarter ended December 31, 2002, as adjusted pursuant to Rule 13d-3(d)(1).
	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
2,005,470 shares for Howe and 2,003,940 shares for Gallagher.

CUSIP No. 048523104	13G	Page 6 of 7

(ii) Shared power to vote or to direct the vote:
147,330 shares for Howe and 223,860 shares for Gallagher.
(iii) Sole power to dispose or to direct the disposition of:
2,005,470 shares for Howe and 2,003,940 shares for Gallagher.
(iv) Shared power to dispose or to direct the disposition of:
147,330 shares for Howe and 223,860 shares for Gallagher.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” within the meaning of Section 13(d)(3) of the Act.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.
Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 048523104

13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date

/s/ Robert W. Howe
Robert W. Howe

/s/ William H. Gallagher
William H. Gallagher